EXHIBIT 21
SUBSIDIARIES OF EXACT SCIENCES CORPORATION
Registrant’s consolidated subsidiaries are shown below, together with the state or jurisdiction of organization of each subsidiary and the percentage of voting securities that Registrant owns in each subsidiary.

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Percent of Outstanding Voting Securities Owned as of December 31, 2022
Genomic Health, Inc.	Delaware	100%
Exact Sciences Laboratories, LLC	Delaware	100%
Exact Sciences Thrive, LLC	Delaware	100%